UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Commission File Number: 333-112898

MILLAR WESTERN FOREST PRODUCTS LTD.
(Translation of registrant's name into English)

16640 – 111 Avenue Edmonton, Alberta Canada T5M 2S5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Interim Financial Statements for the Three and Nine Months Ended September 30, 2012.

99.2	Managements’ Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLAR WESTERN FOREST PRODUCTS LTD.
(Registrant)

Date: October 30, 2012	By:	/s/ Kevin Edgson

Kevin Edgson
	Title:	Vice President and Chief Financial Officer